FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 21, 2025

Michael Pawluk

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”) Federated Hermes U.S. Treasury Cash Reserves (the “Fund”) Cash Reserve Shares 1933 Act File No. 033-31602 1940 Act File No. 811-05950

Dear Mr. Pawluk:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on March 18, 2025, with respect to Post-Effective Amendment No. 262 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 264 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the registration statement of the above-referenced Registrant and Fund filed on January 30, 2025 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Registrant intends to file an amended Registration Statement reflecting the revisions described in this letter, as well as certain other updated information.

General Comment:

1.     Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

Prospectus Comments:

COMMENT 1. Risk/Return Summary: Fees and Expenses

The Staff notes Footnote 1 to the Fund’s fee table regarding estimated expenses. Please explain the basis for estimating “Other Expenses,” which Form N-1A permits only in limited circumstances, for a new class.

RESPONSE:

Although the fund is not a “New Fund,” as defined in Instruction 6 to Item 3 of Form N−1A, the Registrant confirms that “Other Expenses” for the new Cash Reserve Shares are estimated based, in part, on the current fiscal year expense estimates for the Fund and expenses that may be incurred in connection with the operation of the new share class, which may differ as compared to the other classes of the Fund.

Therefore, as the class has not begun incurring these fees and expenses, the “Other Expenses” listed in the fee table are based on estimated amounts and the Registrant respectfully believes that it is accurate and appropriate to include Footnote 1 to reflect that such fees and expenses are based on estimated amounts for the current fiscal year.

COMMENT 2. Risk/Return Summary: Purchase and Sale of Fund Shares

Please confirm supplementally that the Fund’s transfer agent does not employ blockchain technology, for example, in connection with the purchase and sale of Fund shares.

RESPONSE:

The Registrant supplementally confirms that the Fund’s transfer agent does not employ blockchain technology.

COMMENT 3. How to Purchase Shares and How to Redeem and Exchange Shares

Given that the Cash Reserve Shares are only available through The Bank of New York Mellon (BNY), please consider revising the disclosures in these sections to include specific references to BNY, and not to the generic term “financial intermediary.”

RESPONSE:

The Registrant has considered the comment and notes that BNY is defined as a “financial intermediary” in the Fund Summary Information section under the header “Purchase and Sale of Fund Shares.” The prospectus disclosures will be revised in response to this comment to clarify references to “the financial intermediary”.

Questions on this letter or requests for additional information may be directed to me at 412-288-8652 or at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Paralegal Manager